Exhibit (a)(5)(F)

Sagent Pharmaceuticals, Inc.

1901 N. Roselle Road, Suite 700

Schaumberg, Illinois 60195

August 1, 2016

Dear Stockholder:

We are pleased to inform you that, on July 10, 2016, Sagent Pharmaceuticals, Inc. (“Sagent”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Shepard Vision, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Nichi-Iko Pharmaceutical Co., Ltd., a Japanese corporation (“Parent” or “Nichi-Iko”). In accordance with the Merger Agreement, Purchaser has commenced on August 1, 2016 a tender offer to purchase all of the outstanding shares of common stock of Sagent, $0.01 par value per Share (the “Shares”), at a price of $21.75 per Share (the “Offer Price”), net to the holder in cash, without interest, less any applicable withholding taxes (the “Offer”).

If successful, the Offer will be followed by the merger of Purchaser with and into Sagent, with Sagent surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Each Share outstanding immediately prior to the time the Merger becomes effective (other than Shares (i) owned by Sagent, Parent or Purchaser, or their respective subsidiaries, or (ii) held by a Sagent stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and in compliance in all respects with, the provisions of Section 262 of the Delaware General Corporation Law) will be automatically canceled and converted into the right to receive $21.75 per Share in cash, without interest, less any applicable withholding taxes. It is expected that no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Sagent will be required in connection with the Merger.

Sagent’s board of directors (the “Sagent Board”) has unanimously adopted resolutions (i) approving the execution, delivery and performance of the Merger Agreement, (ii) determining that entering into the Merger Agreement is in the best interest of Sagent and its stockholders, (iii) declaring the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, advisable and (iv) recommending that Sagent’s stockholders accept the Offer and tender their shares into the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of Sagent’s Solicitation/Recommendation Statement on Schedule 14D-9, the Sagent Board recommends that Sagent’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accompanying this letter is a copy of Sagent’s Solicitation/Recommendation Statement on Schedule 14D-9. We urge you to read the enclosed materials carefully, together with (i) Purchaser’s Offer to Purchase, dated August 1, 2016, which sets forth the terms and conditions of the Offer and (ii) a Letter of Transmittal containing instructions as to how to tender your Shares into the Offer, which have been separately mailed to you. The Offer and withdrawal rights expire at the time that is one minute following 11:59 p.m. (12:00 a.m.), New York City time, on August 26, 2016, unless extended.

Sincerely,

Robert Flanagan
Chairman of the Board